AMERICAN HEALTHCARE REIT, INC.

18191 Von Karman Avenue, Suite 300

Irvine, California 92612

February 5, 2024

Via EDGAR

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention: Mr. Ruairi Regan

Mr. James Lopez

Re:	American Healthcare REIT, Inc.

Registration Statement on Form S-11

File No. 333-267464

Acceleration Request

Requested Date: February 6, 2024

Requested Time: 4:00 P.M., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, American Healthcare REIT, Inc. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-11, Registration Number 333-267464 (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:00 P.M., Eastern Time, on February 6, 2024, or as soon thereafter as practicable or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

We would appreciated it if, as soon as the Registration Statement is declared effective, you would so inform Edward F. Petrosky of Sidley Austin LLP at 212-839-5455, Bartholomew A. Sheehan, III at 212-839-8652 or Jason A. Friedhoff at 212-839-5627.

Very truly yours, American Healthcare REIT, Inc.

By:	/s/ Danny Prosky
Name: Title:	Danny Prosky President and Chief Executive Officer

cc:	Gabe M. Willhite, American Healthcare REIT, Inc.

Brian S. Peay, American Healthcare REIT, Inc.

Edward Petrosky, Sidley Austin LLP

Bartholomew A. Sheehan, III, Sidley Austin LLP

Jason A. Friedhoff, Sidley Austin LLP

Scott C. Chase, Goodwin Procter LLP

[Signature Page to Company Acceleration Request]